UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

February 26, 2024

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In the Matter of

Wejo Group Limited	**ORDER DECLARING REGISTRATION**
Canon's Court	**STATEMENT ABANDONED UNDER THE**
22 Victoria Street	**SECURITIES ACT OF 1933, AS AMENDED**
Hamilton HM12 Bermuda	

File No: 333-268929

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   Wejo Group Limited filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

   Wejo Group Limited has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

   In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on February 26, 2024.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Larry Spirgel
Office Chief